Exhibit 1

Media Contacts:	Paul Capelli/Owen Davis
+1-508-253-8530/8468
Investor Contacts:	Laurel Lefebvre/Chris Powers
+1-508-253-4080/4632

Staples Announces Deregistration of Corporate Express Notes

FRAMINGHAM, Mass., July 29, 2008 — Staples, Inc. (Nasdaq: SPLS) announced today that Corporate Express, which Staples acquired in July 2008, intends to file a Form 15F with the United States Securities and Exchange Commission on July 29, 2008 to terminate its reporting obligations under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the 8.25 percent senior subordinated notes due July 1, 2014 (the “2014 Notes”) and 7.875 percent senior subordinated notes due March 1, 2015 (the “2015 Notes”) of Corporate Express U.S. Finance Inc. (formerly known as Buhrmann U.S. Inc.).  Staples Acquisition B.V., a wholly owned subsidiary of Staples, accepted for purchase all of the 2014 Notes and 2015 Notes tendered pursuant to a cash tender offer therefor on July 17, 2008.  The definitive deregistration of the 2014 and 2015 Notes under the Exchange Act will become effective on or about October 27, 2008, after the applicable 90-day waiting period.

About Staples

Staples, the world’s largest office products company, is committed to making it easy for customers to buy a wide range of office products, including supplies, technology, furniture, and business services. With $27 billion in sales, Staples serves businesses of all sizes and consumers in 27 countries throughout North and South America, Europe, Asia and Australia. In July 2008, Staples acquired Corporate Express, one of the world’s leading suppliers of office products to businesses and institutions. Staples invented the office superstore concept in 1986 and is headquartered outside Boston. More information about Staples (Nasdaq: SPLS) is available at www.staples.com.

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Certain information contained in this news release may constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Actual future events may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including but not limited to those factors discussed or referenced in Corporate Express’ most recent annual report on Form 20-F filed with the SEC, under the heading “Risk Factors” and elsewhere, and any subsequent periodic reports filed by Corporate Express or Staples with the SEC.  In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.